

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 28, 2008

via U.S. mail and facsimile

Mr. Fletcher A. Robbe
Agent for Service
2901 W. Coast Hwy.
Suite 200
Newport Beach CA 92663

> **Re: China Marine Food Group Limited**
> **Amendment No. 1 to Form S-1**
> **Filed February 5, 2008**
> **File No. 333-148073**

Dear Mr. Robbe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Company

Our Background History, page 5

1.   We note your response to our prior comment 4. Please provide your response in the Form S-1.

2.   We note your response to our prior comment 6, and reissue it in part. Identify the natural persons who are the beneficial owners of a majority of the voting interests in Halter Financial Investments GP, LLC. Also, you define Halter Financial Instruments, L.P as "HFI" but refer to "Halter." Please clarify.

3.   Indicate in your filing that HFI has advised you "that it did not acquire its interest in New Paradigm specifically for the purpose of engaging in the New Paradigm/Nice Enterprise Transaction."   Disclose also your response 4.d.

4.   We note your response number 10. Provide an example in the filing of the number of Warrant Shares that would be issued if the VWAP were more or less than the exercise price of $4.1782.

Risk Factors, page 11

General

5.   We note your response to our prior comment 12. The risk factors regarding negative publicity and trading on the OTCBB on page 22 can apply to any public company, and are not unique to your operations. Please delete these risk factors or explain to us how they are particularly relevant for you.

Selling Stockholders, page 24

6.   We note your response to our prior comment 17. You state on page 24 that no selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. However, on page 31 you indicate that Sterne, Agee & Leech is a broker-dealer. Please advise.

7.   Footnote 2 is unclear. You indicate that Mr. Liu replaces Richard Crimmins "who was elected as the sole director and officer of the Company." The footnote should identify the beneficial owner of the shares held by HFI, not their designee as officer and director of the Company. Please revise for clarity and completeness.

Compensation Discussion and Analysis, page 87

8.   We note your response to our prior comment 37. You indicate that your executive officers have historically determined compensation based on financial and operating performance, the level of compensation paid by your peers, and officers' contributions to your success. You also state that officer compensation will be measured by performance criteria and that such criteria will be based on enumerated objective parameters. However, you also say that you have not adopted a formal

policy for determining the amount of compensation paid to your executives. Please reconcile these statements.

9. Identify any performance factors, and targets established, that you consider when assessing both an individual's performance and your overall performance, and the weight given to each one. For example, we note that Mr. Liu's base salary increased from $22,000 in 2007 to $132,000 in 2008. Explain the elements of the officers' performance and functions taken into account in awarding the base salary.

10. Discuss the incentive bonuses that you pay your officers in the Compensation Discussion and Analysis section.

11. We note that you have employment agreements with Pengfei Liu, Shaobin Yang, Weipeng Liu and Marco Hon Wai Ku. Please summarize the terms of these agreements. We note that the agreements have a specific term and provide payment upon a termination without cause.

12. We note that you expect to have independent directors. State the compensation you expect to pay them, if known.

Directors, Executive Officers, Promoters and Control Persons, page 89

13. We note that you indicate that Mr. Weipeng Liu is a director. However, you state that he oversees construction, operation and maintenance of your equipment and facilities. Please advise.

Certain Relationships and Related Transactions, page 96

General

14. We note your response to our prior comment 40 and reissue it in part. Please list the series of transactions in 2006 involving Nice and Rixiang, as reported in Note 11 to your audited financial statements on page F-11.

15. We note your response to our prior comment 41 and reissue it in part. State whether your policy is in writing, and if not, how such policy and procedures are evidenced.

16. We note your response to our prior comment 42. Please provide this information in the Form S-1.

Consolidated Statements of Operations and Comprehensive Income, page F-4

17. We note you revised your annual financial statements to comply with SAB Topic 11:B in response to our prior comment 46. Please make corresponding revisions to your interim financials for the three and nine months ended September 30, 2007 to comply the requirements of SAB 11:B.

18. We note you revised your annual financial statements to include EPS information required by SFAS 128 in response to our prior comment 47. Please make corresponding revisions to include EPS information in your interim financial statements for the three and nine months ended September 30, 2007.

Unaudited Pro forma Financial Information

19. We note your response to prior comment number 50 and reissue and clarify the comment. Although it is appropriate to assume the transaction occurred at the beginning of the fiscal year presented, and carried forward through the subsequent interim period presented, it is not appropriate to eliminate the historical operations of the accounting acquiree. Pro forma adjustments from historical financial statements shall only give effect to events that are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Therefore, please revise to include the historical expenses of "the Parent" in your consolidated pro forma financial statements.

Recent Sales of Unregistered Securities, page 101

20. Provide the information required by Item 701 of Regulation S-K for the past three years, or cross reference to where you do discuss it. We note, for example, that you do not list the private placement that occurred in November 2007.

Exhibit 23.1

21. Please amend your Form S-1/A#1 to provide an updated consent from your audit firm.

Signature Page

22. We note your response to our prior comment 45, and reissue it. The Form S-1 must be signed by your controller or principal accounting officer, or someone acting in that capacity. With your next amendment, please provide this signature.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Carroll at 202-551-3362 or, in his absence, Chris White at 202-551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Levy
        B. Carroll
        C. White